

BMO Capital Markets
320 South Canal Steet
7th Floor
Chicago, IL 60606

November 21, 2024

Re: SBSE-A Applicant NFA No.: 0361756
Bank of Montreal ("BMO")

Please be advised that Bank of Montreal has submitted an updated SBSE-A Form on November 21, 2024 in the SEC Edgar system.

The following individuals have been appointed as BMO Directors, effective October 28, 2024, and the updated SBSE-A Form reflects these two additions:

- Brian Floyd McManus – NFA ID: 0567067
- Diane Louise Cooper – NFA ID: 0567068

Please feel free to contact me with any questions.

Sincerely,

Daniel Yukilevich

Daniel Yukilevich
U.S. Chief Compliance Officer
BMO Capital Markets
Daniel.Yukilevich@bmo.com
Office: (312) 461-2594